                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

       For the Month Ended                         Commission file number
       December 31, 2002                           0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                    Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F   X                               Form 40-F
                     -----                                       -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                         No   X
               -----                                      -----

     If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   N/A.

                           Total number of pages is 21

               Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND TECHNOLOGY LOGO]              PRESS CONTACTS
                                    FOR NORTH AMERICA:
                                    Robert Thompson, Sand Technology
PRESS RELEASE                       Tel: +(1) 401/862-3538, pr@sand.com

                                    FOR INVESTOR RELATIONS:
                                    de Jong & Associates,
                                    Tel: +(1) 760/943-9065, sndt@dejong.org

                                    FOR EUROPE:
                                    Rupert Warwick or Emma Cohen,
                                    Fox Parrack Hirsch Communications
                                    E: rwarwick@fphcom.com or ecohen@fphcom.com
                                    T:  +44 (0) 207 436 4336


                SAND TECHNOLOGY INC. REPORTS FIRST QUARTER PROFIT
                  REVENUES UP 414% OVER SAME QUARTER LAST YEAR

MONTREAL, DECEMBER 9, 2002: SAND Technology Inc. (NASDAQ: SNDT) today reported a net profit for its fiscal quarter ended October 31, 2002 of $0.01 per share on sales of $8,667,381 as compared to a net loss of $(5,105,475) or $(0.39) per share on sales of $1,684,821 for the first quarter ended October 31, 2001.

Arthur Ritchie, President and Chief Executive Officer of SAND, noted that "the results of the first quarter are a source of much encouragement. These revenues represent a combination of new contracts the company entered into during the quarter and partial recognition of revenue for contracts signed in the fourth quarter of fiscal 2002 but which were subject to customer acceptance criteria. The results of the first quarter also reflect the series of actions taken by the Company to reduce its operating costs and accelerate its path to profitability."

SAND also announced that it had received a notice from the staff of NASDAQ that it no longer complied with the minimum equity requirements for continued listing on NASDAQ. The Company has submitted a specific plan to NASDAQ to achieve and sustain compliance with the listing requirements of the NASDAQ National Market.

A conference call hosted by Mr. Ritchie will be held on Wednesday, December 11, 2002 at 4:00 p.m. (EST) to discuss SAND's first quarter financial results. Investors and other interested parties may participate in the conference call by dialing 1-416-695-9721.

For those who cannot participate in the live call, a replay of the conference will be available at www.sand.com after 7:00 p.m. on the day of the conference and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.


ABOUT SAND TECHNOLOGY TM

SAND Technology helps leading organizations across North America and Europe cope with data overload, by giving them rapid access to the information they need to make the right business decisions. SAND Analytic Server TM-based solutions include CRM analytics, web analytics, and other specialized analytical applications for government and security, healthcare, supply chain management, inventory and production optimization, financial analysis, and strategic planning. SAND's customer intelligence division, ClarityBlueTM, is a world leader in systems integration solutions for CRM Analytics.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT.

For more information on Sand Technology visit www.sand.com

    ------------------------------------------------------------------------

All Rights Reserved. Sand Technology, Nucleus, Nucleus Server, N: VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED! , Nucleus E!, Nucleus Adviser, Sand Analytic Server, Sand Analytic Warehouse, Analytics @ the Speed of Business, and ClarityBlue are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the Sand Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect Sand's financial results is included in Sand's current Annual Report and in Sand's reports to the Securities and Exchange Commission.

                              SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)


                                                                             IN CANADIAN DOLLARS
                                                       --------------------------------------------------------------
                                                               3 MONTHS ENDED               3 MONTHS ENDED
                                                             OCTOBER 31, 2002             OCTOBER 31, 2001
                                                       --------------------------------------------------------------
Net Sales                                                          $8,667,381                   $1,684,821

Cost of sales and product support                                  $3,753,278                   $1,953,684

Research and development costs                                       $909,141                   $1,315,332

Selling, general and administrative expenses                       $3,919,931                   $3,650,787

Net (loss) earnings                                                   $95,222                  $(5,105,475)

(Loss) earnings per share                                               $0.01                       $(0.39)

Weighted average number of shares outstanding                      13,209,427                   13,167,731


                              SAND TECHNOLOGY INC.


                              MANAGEMENT'S DISCUSSION AND ANALYSIS

                              QUARTERLY REPORT

                              FIRST QUARTER ENDED OCTOBER 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS - OCTOBER 31, 2002

     THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED OCTOBER 31, 2002 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND'S 2002 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 23 OF SAND'S 2002 ANNUAL REPORT.

     CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION AND ANALYSIS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES REFORM ACT OF 1995 AND ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THIS ACT. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS AND CURRENT EXPECTATIONS, BUT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. SOME ASSUMPTIONS MAY NOT MATERIALIZE AND UNANTICIPATED EVENTS MAY OCCUR WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. COMPETITIVE PRESSURES, AVAILABILITY AND COST COMPETITIVENESS OF COMPETING PRODUCTS, TIMING OF SIGNIFICANT ORDERS, MANAGEMENT OF POTENTIAL GROWTH, RISKS OF NEW BUSINESS AREAS, INTERNATIONAL EXPANSION, DECREASED DEMAND FOR COMPUTER SOFTWARE AND SERVICES DUE TO WEAKENING ECONOMIC CONDITIONS AND MARKET ACCEPTANCE OF THE SAND ANALYTIC SERVER ARE IMPORTANT FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. MORE INFORMATION ABOUT FACTORS THAT POTENTIALLY COULD AFFECT SAND'S FINANCIAL RESULTS IS INCLUDED IN SAND'S CURRENT ANNUAL REPORT AND IN SAND'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION.

     ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).


OVERVIEW

     At the end of the 2002 fiscal year and subsequently, Sand further consolidated the systems integration portion of its business, which had been growing in importance over fiscal 2002. We rebranded our systems integration division under the operating name ClarityBlue. ClarityBlue concentrates on developing a strong competitive practice and associated intellectual property base on assignments utilizing the Sand Analytic Server product. The product division, operating as Sand Technology, continues to develop and market the Sand Analytic Server and associated products.

     Our revenues will continue to consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. It is anticipated that the proportion of revenue from service fees will continue to expand more rapidly than that related to software licenses during the current fiscal year.

     Our plans to achieve profitability will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products and generally support our expanding operations.

     The purchase of our products often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict.

     Based in part upon, among other things, our lengthy cycle, we believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.

RESULTS OF OPERATIONS

FIRST QUARTER OF FISCAL 2003 COMPARED WITH FIRST QUARTER OF FISCAL 2002

Revenue

     Our sales for the first quarter ended October 31, 2002 were $8,667,381, an increase of 414% from sales of $1,684,821 for the first quarter ended October 31, 2001.

     Our sales in the first quarter of fiscal 2003 in North America were $1,639,564, a twelve fold increase from sales of $138,705 in the first quarter of fiscal 2002. In Europe, sales in the first quarter of fiscal 2003 were $7,027,817, an increase of 355% from sales of $1,546,116 in the first quarter of fiscal 2002.

     The substantial increase in our revenues for the first quarter of fiscal 2003 represent a combination of new contracts the Corporation has entered into during the quarter and partial recognition of revenue for contracts signed in the fourth quarter of fiscal 2002 but which were subject to customer acceptance criteria.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses increased by 7% to $3,919,931 for the first quarter ended October 31, 2002 from $3,650,787 for the first quarter ended October 31, 2001. The increase is primarily due to sales related costs.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing, as well as the cost of materials and equipment used in research and development activities. Research and development expenses decreased by 31% to $909,141 for the first quarter ended October 31, 2002 from $1,315,332 for the first quarter ended October 31, 2001. The decrease is the result of Sand's recent cost control initiatives and reflects the current stage of development of the Sand Analytic Server.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to system architects who assists clients to implement systems and provide support services. Cost of sales increased by 92% to $3,753,278 for the first quarter ended October 31, 2002 from $1,953,684 for the first quarter ended October 31, 2001. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services and maintenance services. Cost of revenues from services may vary due to the mix of services provided by Sand's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     We generated net income of $95,922 in the first quarter ended October 31, 2002 as compared to a net loss of $5,105,475 in the first quarter ended October 31, 2001. We achieved profitability due to the substantial increase in sales in the first quarter ended October 31, 2002 relative to the three-month period ended October 31, 2001 and to the actions the Company took to reduce its operating costs and accelerate its path to profitability.

Liquidity and Capital Resources

     Cash and investments at October 31, 2001 were $5,765,129 compared with $12,573,913 at October 31, 2002. A subsidiary of Sand currently has a line of credit in the amount of $1,200,000 (Pound Sterling 500,000) with a commercial bank. No draw-downs have been made on this line of credit. We believe that we have sufficient internal resources available to fund our expected working capital requirements through fiscal 2003.

SAND TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------------------
                                                                                    AS AT                 As at
                                                                                 OCTOBER 31,             July 31,
------------------------------------------------------------------------------------------------------------------
                                                                                    2002                   2002
------------------------------------------------------------------------------------------------------------------
                                                                                      $                      $
                                                                                 (UNAUDITED)
ASSETS
Current assets
    Cash & cash equivalents                                                        5,765,129            5,958,011
    Accounts receivable                                                            8,785,701            6,316,918
    Inventories                                                                       47,774              205,290
    Prepaid expenses                                                               1,024,843              565,546
    Loan bearing interest at 8%                                                      100,000              100,000
------------------------------------------------------------------------------------------------------------------
                                                                                  15,723,447           13,145,765

Capital assets (Note 2)                                                            2,248,863            2,336,603
Acquired technology (Note 3)                                                               -               45,430
------------------------------------------------------------------------------------------------------------------
                                                                                  17,972,310           15,527,798
==================================================================================================================

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                       5,696,503            3,511,032
    Deferred revenue                                                               2,236,273            2,073,154
------------------------------------------------------------------------------------------------------------------
                                                                                   7,932,776            5,236,910
------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
    Common stock (Note 4)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           13,209,427 common shares (13,209,427 in July 2002)                     39,185,351           39,185,351
    Deficit                                                                      (29,145,817)         (29,241,739)
------------------------------------------------------------------------------------------------------------------
                                                                                  10,039,534            9,943,612
------------------------------------------------------------------------------------------------------------------
                                                                                  17,972,310           15,527,798
==================================================================================================================

SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

------------------------------------------------------------------------------------------------------------------

                                                                                THREE MONTHS         Three months
                                                                                   ENDED                ended
                                                                                 OCTOBER 31,          October 31,
                                                                                    2002                 2001
------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
NET SALES                                                                          8,667,381            1,684,821
Cost of sales and product support                                                 (3,753,278)          (1,953,684)
Research and development costs                                                      (909,141)          (1,315,332)
Selling, general and administrative expenses                                      (3,919,931)          (3,650,787)
Net Interest and profits on sale of investments                                       10,891              129,507
------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                     95,922           (5,105,475)

Deficit at beginning of period                                                   (29,241,739)         (14,429,738)
------------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                                                         (29,145,817)         (19,535,213)
==================================================================================================================

Basic and diluted earnings (loss) per share                                             0.01                (0.39)
==================================================================================================================

Weighted average number of shares outstanding                                     13,209,427           13,167,731
==================================================================================================================

SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

------------------------------------------------------------------------------------------------------------------

                                                                                THREE MONTHS         Three months
                                                                                    ENDED                ended
                                                                                 OCTOBER 31,          October 31,
                                                                                    2002                 2001
------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
OPERATING ACTIVITIES
Net income (loss)                                                                     95,922           (5,105,475)
Items not affecting cash
    Depreciation of equipment                                                        199,007              121,199
    Amortization of acquired technology                                               45,430              237,246
Changes in non-cash operating working capital items (Note 8)                        (585,093)            (348,693)
------------------------------------------------------------------------------------------------------------------
                                                                                    (244,734)          (5,095,723)
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of equipment                                                           (111,267)            (709,243)
------------------------------------------------------------------------------------------------------------------
                                                                                    (111,267)            (709,243)
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issue of common shares                                                                 -               16,922
    Deferred revenue                                                                 163,119             (126,750)
------------------------------------------------------------------------------------------------------------------
                                                                                     163,119             (109,828)
------------------------------------------------------------------------------------------------------------------

Net cash inflow (outflow)                                                           (192,882)          (5,914,794)
Cash & cash equivalents,
    beginning of period                                                            5,958,011           18,488,707
------------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
    END OF PERIOD                                                                  5,765,129           12,573,913
==================================================================================================================

SAND TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SIGNIFICANT ACCOUNTING POLICIES

     The Corporation follows Canadian generally accepted accounting principles in the preparation of its financial statements. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     INTERIM FINANCIAL INFORMATION

     The interim financial information as at October 31, 2002 and for the three-month periods ended October 31, 2002 and 2001 is unaudited. However, in the opinion of management, such information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods presented. The interim results, however, are not necessarily indicative of results for any future period.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Sand Technology Corp., Sand Technology (U.K.) Ltd., STSI Licensing, LLC, Sand Technology Ireland Limited and Sand Technology Deutschland GmbH. All significant intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation's revenue is earned from licences of off-the-shelf software which does not require customization. This revenue is recognized once remaining obligations under the sales agreements are considered insignificant.

     Revenue from product support contracts is recognized over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts are deferred and expensed in the period the related revenue is recognized.

     Revenue from education, consulting, and other services is recognized at the time such services are rendered.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments having maturity dates of up to three months when purchased and are valued at cost, which approximates their fair value.

     INVENTORIES

     Inventories include finished products which are valued at the lower of average cost and net realizable value.

SAND TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     CAPITAL ASSETS

     Inventories include finished products which are valued at the lower of average cost and net realizable value.

         Furniture and equipment            5 years straight-line
         Computer equipment                 3 years straight-line
         Leasehold Improvements             lesser of straight-line over term
                                            of lease and useful life

     ACQUIRED TECHNOLOGY

     The Corporation records its acquired technology at cost and depreciates such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

     DEFERRED REVENUE

     Deferred revenue represents unearned income associated with support agreements, software license revenues, and service revenues where significant vendor obligations remain.

     FOREIGN EXCHANGE TRANSLATION

     Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at year-end rates. Non-monetary assets and liabilities are translated at historical exchange rates.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates for the period, with the exception of depreciation of assets which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

     EARNING PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the period.

SAND TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     RESEARCH AND DEVELOPMENT COSTS

     Research cost are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses in the period the funds are received.

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     Effective August 1, 2002, the Corporation adopted CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations set out a fair value based method of accounting that is required for certain, but not all, stock-based transactions.

     The new standard permits the Corporation to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

     The new standard, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

     The Corporation uses the Black-Scholes option pricing model to estimate the fair value at the date of grant for options granted on or after August 1, 2002 using the following assumptions: risk-free interest rate of 4.80%; expected volatility of 96%; expected life of 7 years; and dividend yield of 0%. In the first quarter of fiscal 2003, 30,500 options with a weighted average fair value of $3.69 were granted. Impact on net loss and net loss per share would not have been material had the Corporation determined compensation expense based on the fair value of the options at the date of grant.

2.   CAPITAL ASSETS

                                                        OCTOBER 31, 2002                                 2002
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
                                   --------------        ---------------       ---------------    -----------------
                                           $                    $                     $                    $
     Furniture and equipment            796,317              352,718              443,599              508,564
     Computer equipment               1,395,690              361,086            1,034,604            1,017,133
     Leasehold improvements             957,670              187,010              770,660              810,906
     --------------------------------------------------------------------------------------------------------------
                                      3,149,677              900,814            2,248,863            2,336,603
     ==============================================================================================================

SAND TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------

3.   ACQUIRED TECHNOLOGY

                                                        OCTOBER 31, 2002                                 2002
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
                                   ---------------      -----------------       --------------    -----------------
                                           $                    $                     $                    $
     Product source codes             3,002,317            3,002,317                    -               45,430
     ==============================================================================================================

4.   COMMON STOCK

     AUTHORIZED

     Unlimited number of Class "A" common shares without par value.

     SHARE ISSUANCES

     During fiscal 2002, 56,000 Class "A" common shares were issued pursuant to the 1996 Stock Option Plan for proceeds of $60,239.

     SHARE REPURCHASE PROGRAM

     On October 15, 2002, the Corporation announced that its Board of Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003.

     STOCK OPTION PLANS

     The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees, directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System on the day prior to the date of grant, options vest ratably over a five year period and option's maximum term is 10 years.

SAND TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------

4.   COMMON STOCK (CONTINUED)

     STOCK OPTION PLANS (CONTINUED)

     Activity in the stock option plans for the three months period ended October 31, 2002 and fiscal 2002 was as follows:

                                           THREE MONTHS ENDED
                                             OCTOBER 31, 2002               2002
                                           --------------------      ------------------
                                                       WEIGHTED                Weighted
                                                        AVERAGE                 average
                                           OPTIONS     EXERCISE      Options   exercise
                                            (000)         PRICE       (000)       price
                                           --------------------------------------------
                                              #             $US         #           $US
     Outstanding,
     beginning of period                      849          3.52        1,389       4.53
         Granted                               31          3.69          333       3.20
         Exercised                              -             -           56       0.67
         Forfeited                             97          5.11          817       5.30

     Outstanding,
        end of period                         783          3.32          849       3.52
     Options exercisable
        at end of period                      327                        324


SAND TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------

4.   COMMON STOCK (CONTINUED)

     STOCK OPTION PLANS (CONTINUED)

     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of October 31, 2002:

                                                Options outstanding                 Options exercisable
                                       --------------------------------------    ---------------------------
                                                    Weighted
                                                     average      Weighted                       Weighted
                                                    remaining     average                        average
         Ranges of exercise prices      Options       life        exercise         Options       exercise
         ($US)                           (000)       (years)       price            (000)         price
                                       ----------- ------------ -------------    ------------- -------------
                                           #                        $US               #            $US

         < 1.00                               160         3.72          0.69              160          0.69
         1.00 to 1.99                         169         9.34          1.22                3          1.25
         3.00 to 3.99                          20         3.72          3.38               20          3.38
         4.00 to 4.99                          48         5.20          4.40               38          4.40
         5.00 to 5.99                         353         8.26          5.08               89          5.22
         6.00 to 6.99                          29         6.77          6.37               15          6.38
         7.00 to 7.99                           4         6.09          7.00                2          7.00
                                       ----------- ------------ -------------    ------------- -------------
                                              783         7.20          3.32              327          2.82

5.   INCOME TAXES

     There was no interest or income tax paid during the three-month period ended October 31, 2002.

6.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before income taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

SAND TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------

6.   SEGMENTED INFORMATION (CONTINUED)

     As at and for the three months ended October 31,

      -------------------------------------------- ----------------------------- ------------------------------------
                                                          North America                        Europe
      -------------------------------------------- ----------------------------- ------------------------------------
      2002
      Net sales                                                     1,639,564                   7,027,817
      (Loss) before income taxes                                   (1,041,551)                  1,137,473
      Identifiable assets                                           5,086,778                  12,885,532

      -------------------------------------------- ----------------------------- ------------------------------------

      2001
      Net sales                                                       138,705                   1,546,116
      (Loss) earnings before income taxes                          (3,721,292)                 (1,384,183)
      Identifiable assets                                          14,899,619                  10,322,265

      -------------------------------------------- ----------------------------- ------------------------------------


7.   FINANCIAL INSTRUMENTS

     FAIR VALUE

     As at October 31, 2002, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

     Short-term investments are recorded at the lower of cost and market value.

     The corporation does not hold or issue financial instruments for trading purposes.

     CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the Corporation's large client base.

SAND TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------

8.   CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                                                                THREE MONTHS         Three months
                                                                                    ENDED                ended
                                                                                 OCTOBER 31,          October 31,
                                                                                    2002                 2001
     -------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
     Accounts receivable                                                       (2,468,783)            (787,379)
     Inventories                                                                  157,516               (4,504)
     Prepaid expenses                                                            (459,297)             (61,713)
     Accounts payable and accrued liabilities                                   2,185,471              504,903
     -------------------------------------------------------------------------------------------------------------

     Changes in non-cash operating working capital items                         (585,093)            (348,693)
     =============================================================================================================


9.   COMPARATIVE FIGURES

     Certain figures for prior periods have been reclassified in order to conform to the presentation adopted in the current period.

                              SAND TECHNOLOGY INC.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           SAND TECHNOLOGY INC.



December 9, 2002                           /s/ Arthur Ritchie
                                           ------------------------------
                                               Arthur Ritchie
                                               Chairman of the Board, President
                                               and Chief Executive Officer